# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Douglas Emmett Inc, CIK 0001364250
CUSIP: 25960P109
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1299 OCEAN AVENUE, SUITE 1000, SANTA MONICA, California (CA), 90401
Date of event which requires filing of this statement: 02/12/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001377581

## Reporting persons
- First Pacific Advisors, LP: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,607,354; sole dispositive power 0; shared dispositive power 8,607,354; aggregate amount beneficially owned 8,607,354 (5.1% of the class)
- ROMICK STEVEN T: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,607,354; sole dispositive power 0; shared dispositive power 8,607,354; aggregate amount beneficially owned 8,607,354 (5.1% of the class)
- BROOKMAN DAVID S: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,607,354; sole dispositive power 0; shared dispositive power 8,607,354; aggregate amount beneficially owned 8,607,354 (5.1% of the class)

## Item 1. Issuer
Name of issuer: Douglas Emmett Inc
Address of issuer's principal executive offices: 1299 OCEAN AVENUE, SUITE 1000, SANTA MONICA, CALIFORNIA, 90401.

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed on behalf of First Pacific Advisors, LP, a Delaware limited partnership, David S. Brookman, and Steven T. Romick, each a Director of General Partner (each, a Reporting Person).
Address of principal business office or, if none, residence: The address for each Reporting Person is as follows: 2101 East El Segundo Blvd, Suite 301, El Segundo, CA 90245
Citizenship: FPA is a Delaware limited partnership. David S. Brookman is a United States citizen. Steven T. Romick is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 8,607,354
Percent of class: 5.14%
Sole power to vote or to direct the vote: None
Shared power to vote or to direct the vote: 8,607,354
Sole power to dispose or to direct the disposition: None
Shared power to dispose or to direct the disposition: 8,607,354

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- First Pacific Advisors, LP: /s/ Eric R. Brown, Principal, Chief Legal Officer & Interim CCO (05/13/2026)
- ROMICK STEVEN T: /s/ Steven T. Romick, Managing Partner (05/13/2026)
- BROOKMAN DAVID S: /s/ David S. Brookman, Managing Partner (05/13/2026)